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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 12b-25


                                              Commission File Number 0-21370

                   NOTIFICATION OF LATE FILING

 (Check One):   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [X] Form 10-Q
                [ ] Form 10-N-SAR

For Period Ended:  September 30, 1998
                   ------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
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                     Part I -  Registrant Information

Full Name of Registrant:      LEASING SOLUTIONS, INC.

Former Name If Applicable:  N/A
                           -------------------------------------------

Address of Principal Executive Office (Street and Number):
                     10 ALMADEN BOULEVARD, SUITE 1500
                     ---------------------------------

City, State and Zip Code:  SAN JOSE, CALIFORNIA  95113
                          --------------------------------


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                     Part II - Rules 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]  (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


                     Part III - Narrative


        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        As a result of the additional time required to evaluate and process, late in the third quarter and following the close of the quarter, the backlog associated with an unusually large volume of expired short term leases, and to complete adjustments of the book value of its assets, the Registrant was forced to delay the release of its third quarter results. The reasons for this earlier delay have continued to delay the normal closing and preparation of the Registrant's third quarter financial results.

        Additionally, on November 9, 1998, the Registrant announced that Mr. Steven Yeffa had resigned as Chief Financial Officer and had been replaced by Mr. George Bragg. The change of the Chief Financial Officer, only six days prior to the due date of the Registrant's Form 10-Q for its third quarter, did not allow adequate time, without unreasonable effort, for the newly appointed Chief Financial Officer to become fully familiar with the Company's financial condition and results of operations and to be prepared to sign the Form 10-Q.

        As a consequence of these circumstances, the Registrant could not file within the prescribed time period its Form 10-Q for the third quarter ended September 30, 1998, without unreasonable effort or expense.





                     Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification:

Douglas Clark Neilsson, General Counsel,        (408)          494-2903
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(Name)                                        (Area Code)   (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes       [ ] No



               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes       [ ] No

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


See Attachment One, the Registrant's press release with respect to its third quarter results, released on November 9, 1998, including summary comparative operating results












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                              SIGNATURE

Leasing Solutions, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ George Bragg                         Date: November 16, 1998
----------------------------------         ---------------------------
   George Bragg
   Chief Financial Officer





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ATTACHMENT ONE
TO FORM 12b-25 DATED NOVEMBER 16, 1998


FOR IMMEDIATE RELEASE               CONTACT:
                                    Leasing Solutions, Inc.
                                    Shannon Wagner, Manager, Investor Relations
                                    408-995-6565


LEASING SOLUTIONS RELEASES THIRD QUARTER RESULTS

        SAN JOSE, CALIFORNIA, November 9, 1998.Leasing Solutions, Inc. (NYSE: LSN), announced today that revenues for its third quarter ended September 30, 1998, increased 32%, to $77.3 million from $58.5 million for the comparable 1997 quarter. Net income, however, decreased from $3.5 million in the third quarter of 1997 to a $2.9 million loss in the recently completed quarter. Accordingly, the diluted loss per share for the quarter was $(.35), compared to earnings per share of $.42 for the comparable 1997 quarter. The loss was primarily due to non-cash adjustments to the book value of assets, as described below.

        The Company's revenues for the nine months ended September 30, 1998, were $220.4 million, a 37% increase from the Company's $161.3 million in revenues for its first nine months of 1997. Net income for the nine month period was $4.9 million, a 46% decrease from the $9.0 million reported for the same period in 1997. Diluted earnings per share were $.57 for the nine month period, compared to $1.09 for the same period in 1997.

The Company's third quarter loss resulted from primarily non-cash adjustments of approximately $6.3 million, after-tax, to the book value of assets, as follows:

 o Write-downs and depreciation adjustments of approximately $2.9 million, after-tax, associated with an unusually large volume of expired short-term leases with original terms of less than 36 months, most of which were leased by a single customer, that were processed late in the quarter or following the close of the quarter;

 o The after-tax loss of approximately $1.5 million on sale of equipment to a specific customer, at the end of the original 36 month lease term, that was consummated after the end of the quarter. This equipment, given its intended use and the customer's history of keeping similar equipment in place for a long period of time, was depreciated, as an isolated exception, on a basis different than the Company's normal depreciation practice. Although the entire transaction was profitable, the use of longer term depreciation resulted in an adjustment to book value upon the sale of the equipment; and

 o Write-downs of approximately $1.9 million, after-tax, related to certain other specific transactions, taken after the further review of book values of equipment in the Company's inventory.

        As a result of these and other actions taken by the Company, including the review of its existing portfolio of equipment, and based on projected customer equipment retention rates and current equipment market conditions, the Company believes it has made the material adjustments to the value of its existing equipment portfolio that are currently necessary.

        It is too early in the Company's fourth quarter for it to be able to project, with any degree of certainty, its financial performance for the quarter. However, although no assurance can be given, the Company presently believes that, based in part on the effect of recent changes in its treatment of short-term leases, it will be at or about break-even for the quarter, and it expects to be profitable for the entire year of 1998.

        Leasing Solutions is a full-service global leasing company that specializes in leasing information processing and communications equipment, principally to large, corporate customers. Most leases written by the Company qualify as operating leases. Leasing Solutions has purchased over $1.5 billion of equipment, and has master lease agreements in place with over 800 customers. With international headquarters in San Jose, California, the Company maintains sales offices in the metropolitan areas of Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City and San Jose, as well as in Toronto and other locations in Canada and in the United Kingdom, Belgium, France, Germany and the Netherlands.

        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, demand and competition for the Company's lease financing services and the products to be leased by the Company, the continued availability to the Company of adequate financing to support its global expansion and activities, risks and uncertainties of doing business in Europe and Canada and other foreign countries, the ability of the Company to recover its investment in equipment through remarketing, the impact on the Company of any change in its depreciation policies, the ability of the Company to enter into new strategic relationships and extend existing strategic relationships, the performance of its strategic partners, the ability of the Company to manage its growth, both internal and through acquisitions, and other risks and uncertainties detailed in the Company's Securities and Exchange Commission filings.


 LEASING SOLUTIONS, INC.

        Summary of Operating Results
        For Nine Months Ended September 30, 1998 and 1997

        (Dollars in Thousands)


                                Three Months Ended  Nine Months Ended
                                  September 30,       September 30,
                               ------------------- -------------------
                                 1998      1997      1998      1997
                               --------- --------- --------- ---------

Revenues:
 Operating lease revenue ...    $75,632   $57,267  $215,917  $154,645
 Earned lease income........      2,440     1,024     3,423     2,466
 Other revenue..............       (733)      165     1,077     4,171
                               --------- --------- --------- ---------
 Total revenues.............     77,339    58,456   220,417   161,282

Costs and expenses:
 Depreciation...............     57,429    38,803   155,026   109,365
 Interest expense...........     11,018     8,210    30,183    21,851
 SG&A.......................      6,288     4,998    17,436    13,415
 Other expense..............      7,427       455     9,177     1,164
                               --------- --------- --------- ---------
 Total costs and expenses...     82,162    52,466   211,822   145,795
                               --------- --------- --------- ---------
Income (loss) before taxes..     (4,823)    5,990     8,595    15,487
                               --------- --------- --------- ---------
Net income (loss)...........    ($2,890)   $3,485    $4,902    $9,003
                               ========= ========= ========= =========
Net income (loss) per share.     ($0.35)    $0.42     $0.57     $1.09
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